General

1.	Ensure that a currently dated consent of your Independent Registered Public Accounting Firm is filed as an Exhibit to each amendment.

Answer: filed

Form S-l/A

Cover Page

2.	Your disclosure continues to refer to the Risk Factors section as beginning on page 7; however, the risk factors begin on page 5. Please revise.

Answer:  revised

Risk Factors, page 5

General

3.	Please review each risk factor caption to ensure that each caption clearly conveys the ensuing risk to investors that results from the risks that you are identifying.

For example, on page 5, describe concisely the risk to investors if you are unable to complete your website development because you do not complete the offering. State the risk to investors posed by the business condition of a lack of any signed agreements, which you discuss on page 6. Identify the resulting risk to investors of the lack of insurance coverage for operational risks in the golf industry. The foregoing are non-exclusive examples of changes required to conform to Rule 421 (d). Revise throughout.

Answer:  revised throughout

4.
In response to prior comment 7, you indicate that you hope to register your stock under Section 12(g) and become a fully reporting company. Clarify when and how you plan to register your class of common stock under the Exchange Act. To the extent your Securities Act registration statement may become effective prior to an Exchange Act one, disclose that until the Exchange Act filing is effective you will not have a Section 12(g) registered class of securities, and as previously requested, include a risk factor alerting investors to the fact that you will only be required to comply with the limited reporting obligations required by Section 13(a) ofthe Exchange Act, until the Exchange Act filing is effective. Further, we note that your disclosures elsewhere in the filing continue to suggest that you will be a fully reporting company in all circumstances, although you appear to retain discretion regarding the filing of the Exchange Act registration and there is uncertainty regarding the timing of the effective date of any such document. Please revise your disclosures throughout accordingly.

Answer: revised

WE HOPE TO BE  A PUBLIC, FULLY REPORTING COMPANY AND, ACCORDINGLY, WILL B SUBJECT TO THE INFORMATION AND REPORTING REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”), AND OTHER U.S. FEDERAL SECURITIES LAWS, INCLUDING COMPLIANCE WITH THE SARBANES-OXLEY ACT OF 2002 (THE “SARBANES-OXLEY ACT”).

We hope to be  a public, fully reporting company and, accordingly, will b subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other U.S. federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Compliance with these obligations requires significant time and resources from our management and our finance and accounting staff and increases our legal, insurance and financial compliance costs. It is time consuming and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. Occasionally, we may need to hire additional financial reporting, internal controls and other finance and accounting personnel in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the requirements of the Sarbanes-Oxley Act, then we may not be able to obtain the reports from our independent registered public accountant required by the Sarbanes-Oxley Act, which may preclude us from keeping our filings with the SEC current. Non-current reporting companies are subject to various restrictions and penalties.

Companies trading on the OTC Bulletin Board must be reporting issuers under Section 12 of the Exchange Act, and must be current in their reports under Section 13 of the Exchange Act, in order to maintain price quotation privileges on the OTC Bulletin Board.  If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board.  As a result, the market liquidity for our securities could be adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

This is our initial registration and there is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained. A market maker is needed to file an application with FINRA on our behalf so as to be able to quote the shares of our common stock on the OTCBB maintained by FINRA. Commencing upon the effectiveness of our registration statement of which this Prospectus is a part we will seek out a market maker. There can be no assurance that the market maker’s application will be accepted by FINRA, nor can we estimate as to the time period that the application will require.  If for any reason our common stock is not quoted on the Over the Counter Bulletin Board or a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common stock should they desire to do so.  No market makers have committed to becoming market makers for our common stock and none may do so.

"The report of our independent auditors indicates uncertainty concerning our ability to continue as a going concern...," page 9

5.
Please move the risk factor pertaining to the qualification in your auditor's opinion about your ability to continue as a going concern to the beginning of your risk factors section and include disclosure alerting investors that the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Answer:  Revised and moved

THE REPORT OF OUR INDEPENDENT AUDITORS INDICATES UNCERTAINTY CONCERNING OUR ABILITY TO CONTINUE AS A GOING CONCERN AND THIS MAY IMPAIR OUR ABILITY TO RAISE CAPITAL TO FUND OUR BUSINESS PLAN.

Our independent auditors have raised substantial doubt about our ability to continue as a going concern.  We cannot assure you that this will not impair our ability to raise capital on attractive terms.  Additionally, we cannot assure you that we will ever achieve significant revenues and therefore remain a going concern.  Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of Proceeds, page 14

6.
As requested in prior comment 9, in this section clarify how you will prioritize the application of the varying amounts of proceeds you will receive from this offering as varying amounts of shares are sold, up to the maximum. In quantitative and reasonably detailed terms, discuss your plans to use the proceeds as their amount changes depending on the number of shares that are sold. The current presentation is not appropriate or consistent with the requirements of Item 504 of Regulation S-K because the disclosure is limited to a presentation of the use of proceeds if all the shares offered are sold.

Answer:

Inasmuch as our offering expenses are estimated to be $10,000, if we sell only 25% of the offering, we will likely have no funds for Operations and/or Sales and Marketing, unless our actual Offering Expenses are less than the estimates and/or payments are deferred.  In that event, these numbers would essentially be zero.

Our offering expenses are comprised of legal and accounting expenses, SEC and EDGAR filing fees. Our officers and Directors will not receive any compensation for their efforts in selling our shares.

Not knowing how successful our funding may be we intend to use the initial proceeds of this offering in the web site development as our first priority.  We will not allocate funds in other areas till our website is complete and fully operational. We will then move on to the internet, marketing our services and generating revenues. Any additional funds received will be considered working capital.  We do not intend to use the proceeds to acquire assets or finance the acquisition of other businesses. At present, no material changes are contemplated. Should there be any material changes in the projected use of proceeds in connection with this offering, we will issue an amended prospectus reflecting the new uses.

7.
To conform to the requirements of Rule 424(b), eliminate the duplicative disclosure on page 42 pertaining to the use of proceeds and consolidate the disclosure concerning the priorities for application of the proceeds, if less than the maximum amount of shares is sold, to the section on page 14.

Answer:  removed

Dilution, page 15

8.
The dilution disclosure is based on the assumption that you will sell all of the shares offered pursuant to the registration statement. Please expand this disclosure to indicate how dilution varies depending on the number of shares sold in the offering. Refer to Item 506 of Regulation S-K.

Answer:

The following tables set forth for the maximum number of shares offered hereby as of March 1 2010, (1) the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the current shareholders, and (2) the number of shares of Common Stock offered by the Company and total consideration to be paid by new investors in this offering at an offering price of $0.05 per share.

	Shares Purchased		Total Consideration		Average Price	Per
	Number	Percent	Amount		Percent	Share
Current shareholders	8,400,000	89.4%	$0		0%	0.000
New investors	1,000,000(1)	10.6%	$50,000	(2)	100%	0.05
Total	9,400,000	100%	$50,000		100%	0.05

The following tables set forth for the sale of 250,000 shares or 25% of shares offered hereby as of March 1 2010, (1) the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the current shareholders, and (2) the number of shares of Common Stock offered by the Company and total consideration to be paid by new investors in this offering at an offering price of $0.05 per share.

	Shares Purchased		Total Consideration		Average Price	Per
	Number	Percent	Amount		Percent	Share
Current shareholders	8,400,000	97.1%	$0		0%	0.000
New investors	250,000(1)	2.9%	$12,500	(2)	100%	0.05
Total	8,650,000	100%	$12,500		100%	0.05

Sales by Selling Shareholders, page 20

9.
You state that selling shareholders may sell up to 900,000 shares of common stock at a fixed price of $.05 or prevailing market prices or privately negotiated prices once your shares of common stock are quoted on the OTCBB or on "any other" securities exchange. Please revise to state that selling shareholders may sell at a fixed price of $.05 per share until the stock is either included in the OTCBB system or has been listed for trading on a registered national securities exchange. Also, please remove the suggestion that the OTCBB is a securities exchange.

Answer:  revised

Procedures and Requirements for Subscription, page 21

10.
We note that investors are required to execute a subscription agreement to subscribe for any shares in this offering, yet Section 2(d) of the Subscription Agreement filed as Exhibit 10.1 suggests that this agreement does not relate to the current offering. Please file the current subscription agreement as an exhibit to your Form S-1.

Answer: The Subscription agreement filed was to support the Form D.  These shares being offered are part of the S-1 Registration process and a current agreement is attached as an exhibit

Industry Background, page 23

11.
In response to prior comment 11, you have embedded three hyperlinks to third party websites, yet you have not clarified the significance of these hyperlinks, why they are relevant, and how the information contained therein relates to the applicable portion or section of your disclosure. Further, it appears that it may be burdensome for investors who cannot effectively access this hyperlinked information to understand the significance of these hyperlinks as they relate to your filing. Please revise your disclosure accordingly. Note that by adding the embedded hyperlinks to your prospectus, you will be deemed to be adopting the hyperlinked information. Refer to Section II.B.1 of SEC Release No. 33-7856.

Answer:
*The information referred to above is an article written by Bill Pennington of the New York Times and is an Exhibit in this Registration Document.

12.
We note that you have included several quotes from individuals, including Dana Garmany, Joe Beditz, and David Shaw. Should you choose to retain these quotes, please confirm to us that the aforementioned individuals have reviewed the disclosure and have no objection to the use of their statements in the offering document. Provide your analysis as to whether any of the statements attributed to those third parties should be accompanied by a written consent that is filed as an exhibit for the use of names and quotes in your filing. Tell us whether the referenced reports with statistical information were prepared in connection with the registration statement or whether you commissioned any of the reports. Refer to Rule 436 and Question 141.02 of our Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Alternatively, please revise to make the statements your own, based on your knowledge of the industry. Irrespective of whether you include the quotations, as previously requested, please provide us with the relevant portions of the industry research reports you cite in your response letter. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the quotation and/or statistic, and cross-reference-it to the appropriate location in your registration statement.

Answer: please see above

Management's Discussion and Analysis of Financial Condition and Results of Operations

Need for Additional Financing, page 41

13.
Your response to prior comment 14 does not address the minimum period of planned operations that you expect to be able to fund if you raise all the proceeds in the current offering in Management's Discussion and Analysis section. Please revise accordingly. Further, discuss the rate at which you expect to be using funds once you commence operations and the state the minimum amount of capital you believe will be needed to fund anticipated operations for a period of 12 months from the date of the prospectus. To the extent the proceeds of this offering will not be sufficient to provide the capital needed for that 12-month period, state the deficiency and discuss your plans to address that deficiency. Ensure that the uncertainty as to whether you will have sufficient capital to fund planned operations for a minimum of 12 months following the date of the prospectus is addressed in quantitative terms in your risk factors section. In addressing this comment, please clarify what you will be able to accomplish, if you sell various amounts of the securities offered by means of the current prospectus.

Answer:

NEED FOR ADDITIONAL FINANCING

We do not have capital sufficient to meet our expected cash requirements; therefore, we will have to seek loans or equity placements.

No commitments to provide additional funds have been made by our management or other stockholders at this time.  Accordingly, there can be no assurance that any additional funds will be available to us to allow it to cover our expenses as they may be incurred.

We will need additional capital to support our proposed future development.  We have no revenues at this time.  We have no committed source for additional funding.  No representation is made that any funds will be available when needed.  In the event funds cannot be raised when needed, we may not be able to carry out our business plan, may never achieve sales or income, and could fail in business as a result of these uncertainties.

For total start-up capital needs, we have budgeted $40,000 (net proceeds) for our first 12 months of operations to build the requisite infrastructure to support our initial sales goals.  The funds allocated are intended to be used for the daily operation of the business, such as legal expenses, insurance, web site development, rent, and office and training expenses. (see use of proceeds)  We feel we can work our way thru the first twelve months even with a minimum raise.  Potential revenues will be late coming in, therefore delaying positive cash flows and the potential success of the company.

As it is, we currently have little to no operational overhead.  Our management will continue to build out its business plan with whatever budget is available at the time. We feel that if necessary Mr. Smith and “current” shareholders can contribute the necessary funds to keep the project moving forward for a twelve month period.

Officers and Key Personnel of the Company, page 45

14.
Your added disclosure in response to prior comment 15 does not clearly and concisely address the requirements of Item 401(e) of Regulation S-K, as the names of employers are not provided in some circumstances and the chronology of listed employment activities does not address clearly those business activities with which Mr. Smith is currently involved. Please revise to clearly and concisely address the business experience during the past five years of each director and executive officer and include the names of each business or organization, along with the respective dates of employment. Ensure that your disclosure sufficiently describes the activities with which Mr. Smith continues to be involved in, that you refer to elsewhere in your filing.

Answer:
Michael F Smith - Founder, Chairman and CEO (Director, Age: 60)

Mr. Smith has been working in electronic commerce and the Internet since 1985. He has an extremely broad background in IT, Internet Security and Systems Analysis.

2005 – 2006 As a Consultant, designed, installed and configured the technical production infrastructure to bring “The Weekly Top Forty Show” with Rick Dees onto the Internet.  Included training folks on media streaming preparation, editing and production

2006 – Current: Founded Media XXL, a Nevada corporation, to provide executive consulting services (business planning, financial planning, strategic planning) to: - Owl Pals, LLC (later became Owl Pals Inc.), a producer of children’s toys and books

2007 – Current: Founded the Perfect Internet Service to provide web enabled services for all Internet-enabled devices, especially portable devices like the iPhone, iPod touch, (now, also iPad), Sony PSP and Android smart phones.  First project is “My Online Health Journal” (in development) and “Smart 911” (in design)

2008 - Current:  Part of the design team of “Green” municipal planning for “Monarch Cancun” a golf resort in development in Cancun, MX

Conflicts of Interest, page 45

15.
You state that your officers and directors are, or may become, engaged in a variety of other businesses, and that there may exist potential conflicts of interest including "corporate opportunity," involved in the participation with such other entities. Please explain the nature and extent of potential conflicts regarding corporate opportunities that are presented by the historical and prospective business activities of your executives and the company's scope of business. Tell us what consideration you have given to including corresponding risk factor disclosure. Revise to describe the other entities with which your officers and directors are currently involved, which relationships present a reasonable likelihood of the conflicts you reference.

Answer:

CONFLICTS OF INTEREST

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time and effort.  Mr. Smith is an entrepreneur, and is engaged in business activities outside of our business, the amount of time he devotes to our business will grow as the business continues to grow.  Currently Mr. Smith is dedicating approximately 20 hours per week.  Mr. Smiths other projects at this time do not put a large demand on his time.  Mr. Smith has not been a Director of a public company the past five years.

Section 16 (a) Beneficial Ownership Reporting Compliance, page 47

16.
We note that you continue to include disclosure pursuant to Item 405 of Regulation S-K although it is not required on Form S-1. If you continue to include disclosure of this type, please revise to clarify that you have not registered a class of securities under Section 12(g) of the Exchange Act and Section 16 does not apply to holders of your company's securities.

Answer:  deleted

Executive Compensation

Summary Compensation Table, page 47

17.
We note your summary compensation table no longer reflects the 7.5 million shares issued to Michael F. Smith, your chief executive officer, for services rendered in the development of the business and business plan, which appears to be required disclosure pursuant to Item 402(n)(2)(v) of Regulation S-K. Please revise or advise accordingly.

Answer: revised

Security Ownership of Certain Beneficial Owners and Management, page

18.
Please revise your table to show the percentage ownership of Mr. Smith based on the number of shares outstanding prior to the offering, which appears to be 8.4 million shares. You may add one or more additional columns or otherwise show the effects of the completion of various percentages of the primary offering. Also, clarify that the total shares outstanding, listed as 9,400,000 shares, assumes the sale of the maximum amount of shares in this offering.

Answer:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Prospectus, the total number of shares owned beneficially by our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares.  The officers and directors currently own 7,500,000 common shares.  The table also reflects what the percentage of ownership will be assuming completion of the sale of all shares in this offering, which we cannot guarantee.  The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares.

	Percent of	Number of
	Voting	Common
Beneficial Owner Officer/Directors (1)	Shares Owned (2)	Shares Owned (3)
Michael F Smith – Chief Executive Officer	80%	7,500,000

Total Shares Outstanding		9,400,000
Total Shares Authorized		50,000,000
Total Shares owned by Officers and Directors		7,500,000
The address of each executive officer and director is c/o the Company.

(1) As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or share investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security).

(2) Assumes the sale of the maximum amount of this offering (the Company shares of common stock) by the Company.

(3) The aggregate amount of shares to be issued by the Company and outstanding after the offering is 9,400,000.

The following table sets forth, as of the date of this Prospectus, the total number of shares owned beneficially by our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares.  The officers and directors currently own 7,500,000 common shares.  The table reflects what the percentage of ownership is prior to this offering  The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares.

	Percent of	Number of
	Voting	Common
Beneficial Owner Officer/Directors (1)	Shares Owned (2)	Shares Owned (3)
Michael F Smith – Chief Executive Officer	89%	7,500,000

Total Shares Outstanding		8,400,000
Total Shares Authorized		50,000,000
Total Shares owned by Officers and Directors		7,500,000
The address of each executive officer and director is c/o the Company.

(1) As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or share investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security).

Part II - Information Not Required in Prospectus

Item 14. Indemnification of Directors and Officers, page 51

19.
You state that you will indemnify your officers and directors to the fullest extent permitted by the Nevada Code. Please revise to explain in materially complete detail the scope of indemnification to which you are obligated by virtue of the interaction of the terms of the articles of incorporation and the Nevada Code. Refer to Item 702 of Regulation S-K.

Answer: Revised

Under the Nevada Revised Statutes and our Articles of Incorporation, as amended, our directors will have no personal liability to us or our stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care". This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities

Stock for Services, page 52

20.
You state that the securities issuances identified in this section were effected in reliance upon the exemption from registration provided under Section 3(b) of the Securities Act. Identify the rule of the Commission prescribed pursuant to that statutory section that was relied upon with respect to those sales. Your statement that these transactions did not involve a public offering as defined in Section 3(b) appears inapposite, as Section 3(b) does not define "public offering." Section 3(b) authorizes the Commission to adopt rules and regulations that will exempt small offerings of securities from registration requirements if it is determined that registration is not necessary for the public interest, by virtue of the small or limited character of a public offering. Please advise or revise accordingly.

Answer:  Revise

We claim an exemption from the registration requirements of the Act pursuant to Section 4(2) as a transaction by the issuer not involving a public offering.